Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Corazon Capital V838 Monoceros Corp on Amendment No. 1 to Form S-1 (File No. 333-253054), of our report dated February 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Corazon Capital V838 Monoceros Corp as of February 2, 2021 and for the period January 29, 2021 (inception) through February 2, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Melville, NY

March 10, 2021